

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 19, 2016

Via E-mail
Dr. Zane Wang
Chief Executive Officer and Executive Director
China Rapid Finance Limited
5th Floor, Building D, BenQ Plaza
207 Songhong Road
Changning District, Shanghai 200335
People's Republic of China

      Re: China Rapid Finance Limited
              Amendment No. 4 to
              Draft Registration Statement on Form F-1
              Submitted March 7, 2016
              CIK No. 0001346610

Dear Dr. Wang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary Historical Financial Information of our Company, page 13

1.   We have reviewed your response to comment 5. Please revise to separately disclose the amount of restricted cash available for the Safeguard Program for lifestyle investors who have opted-into the program and the restricted cash associated the investors in the consumption loans.

Risk Factors, page 16

2.   You disclose that most of the growth in your business in 2015 was attributable to low fee generating consumption loans. However, the noted increasing growth in consumption loans did not appear to translate into any revenues in 2015. Please disclose the credit and operating risks inherent in consumption loans and when you expect to commence generating revenues and profits from your consumption loans.

Risks Related to Our ADSs and This Offering, page 48

3.   We note the new disclosure on page 172 that parties to the deposit agreement waive their right to trial by jury in any legal proceeding arising out of the deposit agreement or the ADSs. Please disclose that fact and the potential risks to investors in this section.

4.   Please include a risk factor that discloses the risks that your directors, officers and principal shareholders have substantial influence over the company or explain to us why this is not a material risk to investors.

Dilution, page 64

5.   Please tell us how you determined the net tangible book value of US$(1.61) as of December 31, 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operating and Financial Metrics, page 76

6.   We note from your table that all your key operating and financial metrics significantly increased in 2015. For example, lifestyle loans volume increased by 18%, however, gross billings on transaction and service fee increased only by 9%. We also note your discussion on pages 76 to 80 of your results of operations including certain negative trends such as the decrease in average rate of transaction fee by 2% due to better credit quality borrowers and different loan product mix, and $0 revenue related to consumption loans because of cash incentives in 2015.   You also state that your repeat borrowers tend to increase their loan sizes with each subsequent loan and your repeat borrower rate went from 10% in 2014 to 65% in 2015. Please revise to discuss the following in your

disclosures:

- Why gross billings and revenue didn't increase by the same rate or more as the increase in volume of lifestyle loans considering the significant increase in repeat borrowers and average account management fee increase from 2014 to 2015; and

- Why the cash incentives related to consumption loans was higher than total revenue for these loans considering cash incentives only apply when an investor lends to a new consumption loan borrower and there was a significant increase in repeat borrowers in total.

Key Factors Affecting Our Results

Average Annual Investment Return, pages 77-78

7.	We have reviewed your response to comment 7 and note your disclosure of the average annual investment return on your marketplace throughout the filing. Given the difference in costs included in the calculation of the annual investment return by loan product, for example the Safeguard Program fee, please expand the disclosures to separately disclose the average annual investment return on lifestyle loans and consumption loans for the years ended December 31, 2013, 2014 and 2015.

Key Components of Results of Operations

Revenue, page 78

8.	We have reviewed your response to comment 11. Please expand the discussion to disclose the amounts paid to the third party payment processors for the servicing of the borrower payments on facilitated loans for the years ended December 31, 2013, 2014 and 2015.

Customer Acquisition Incentives, page 80

9.	In regard to the consumption loans cash incentive program, please address the following:

- Revise to disclose the business purpose of this program as described in comment 25 and whether the company intends to continue this program with the consumption lending line of business;

- Clarify in the filing that these cash incentives are paid only when an investor invests in a new consumption loan borrower;

- Disclose the timing when these cash payments are made to the investors;

- Clarify in the disclosures whether these investors have a risk of loss in excess of the cash incentives received and what is the average cash incentive; and

- Explain in greater detail how you determined that this was a cash incentive and not a guarantee liability, and that there was no additional guarantee liability for consumption loans similar to the Lifestyle Loans Safeguard Program considering the information included in Article VI of the Consumption Loan Investor Legal Agreement.

Other income, net, page 81

10.   Please address how the loss of the conversion of the promissory note into preferred shares was determined and the accounting treatment followed.

Critical Accounting Policies

Revenue Recognition, page 83

11.   We have reviewed your response to comment 10 including the legal agreements related to the lifestyle loans and consumption loans. We also note your disclosure on page 120 and response to comment 13 that investors of consumption loans may lend under Haidong's name, your micro-credit subsidiary that also funded consumption loans on your behalf during 2014 and 2015. Please address the following:

- Expand the disclosure on page 83 to state the legal rights or obligations the company, the borrower and investor have related to the noted legal agreements similar to your responses to the bullet points in your response including a description of the obligation in Article 3.13 of the Lifestyle Loan Investor Service Agreement.

- Tell us the amount of consumption loans where the investor lent directly to the borrower compared when the investor lent under the name of your micro-credit subsidiary.

- Explain in greater detail how you determined that consumption loans lent in Haidong's name should not be recorded on your balance sheet considering the loans are issued in your subsidiary's name, it's business is to lend and the legal rights of your subsidiary described in Chapters 2, 5 and 6 of the consumption loan agreement.

- Explain how the last feature in Article 5 of the consumption loan agreement is accounted for.

12.   You disclose that revenue from management of the Safeguard Program is recognized ratably over the term of the loan. We also note your disclosure beginning on page 84 related to the accounting for the Safeguard Program and that you would recognize a reversal of the related liability when you are released from the underlying risk. Please clarify whether the revenue you refer to as being "from management of the Safeguard

Program and recognized ratably over the loan" is the same as the reversal of the liability. If so, clarify this in your disclosure including that it is recognized only when released and not ratably over the term and the line item in the financial statements where this revenue is reflected.

Safeguard Program, pages 84-85

13.   We note your response to comment 15 that the Safeguard Program contributions are not refunded, however, if a lifestyle loan borrower were to repay in full early than you will give them an early-repayment credit from the Safeguard Program. Please tell and revise your filing to disclose this feature, how it is accounted for (e.g., a cash incentive netted against revenue or expense related to the release of the liability), whether the investor would also receive a refund for the portion of the Receivable they had repaid along with the forgiveness of any outstanding receivable, and the amount of early-repayment credits made during the three years presented. Please also explain how you have the authority to provide a borrower with an early-payment credit funded from the Safeguard Program contributions, if the cash in that account is legally restricted to the benefit of investors.

14.   We note your response to comments 7 and 10 in regards to your recognition of the Safeguard Program liability under ASC 460 before recognizing revenue. We also note your disclosure on page 120 that the portion of the upfront fee paid by the borrower is automatically transferred to the Safeguard Program, and presumably restricted cash, if the investor has opted into the Program. Last, we note your response to comment 16 that as of December 31, 2015 all investors of lifestyle loans originated on your platform have opted into the Safeguard Program. Please revise to disclose this information and tell us your revenue recognition policy for lifestyle loans if an investor does not opt into the Safeguard Program.

15.   We note your disclosure that at loan inception you record a payable for the Safeguard Program measured at fair value and subsequently you measure the payable in a combination of two components that you refer to as the ASC 460 component and ASC 450 component. You state that the ASC 460 component is determined on a loan-by-loan basis, whereas, the ASC 450 component is determined on a pool basis. Please explain how you determined that the unit of account was different at initial recognition than subsequent measurement (i.e. loan-by-loan basis compared to both loan-by-loan and pool basis). We note that ASC 460-10-25-2 and ASC 460-10-30-3 states that at initial measurement you consider both the noncontingent and contingent aspect of the guarantee and your response to comment 20 states that each lifestyle loan facilitated on the platform and the related Safeguard guarantee represents a stand-alone arrangement.

16.   You state that you recognize a Safeguard Program receivable at loan inception if the investor has opted into the Safeguard Program. Please address the following:

- Tell us how you considered the fact that all the revenue from the investor is contingent as described in your response to comment 7 when recording a receivable from the investor for the Safeguard Program.

- Confirm that you do not recognize service fee revenue until the Safeguard Program receivable is repaid, as suggested in your response to comment 12 that total consideration from the investors is first allocated to the Safeguard Program liability.

- If all investor payments are not first applied to the receivable until it is repaid, then tell us how you determine the amount to allocate to the receivable compared to service revenue.

- You disclose on page 85 that collection from investors at an annualized rate of approximately 1-2% is also deposited into a restricted cash account. Revise your disclosures to clarify whether the collection of 1-2% of the principal on an annualized rate is the annualized rate of the total Safeguard Program receivable due from investor at loan inception or does it represent another amount and if so, explain.

17. We have reviewed your response to bullet point number 6 of our comment 15 and Article 7 of the Lifestyle Loan Investor Services Agreement. Please tell us where in the Agreement the first-loss payout basis when the restricted cash balance under the Safeguard program has reached $0 is described and where you would disclose to investors prior to funding a new loan that there is no cash in the Safeguard Program. In addition, provide an example of how the maximum repayment amount as described in Article 7.1.2 and 7.1.3 is calculated.

Allowance for loan losses, page 85

18. Please tell us whether the allowance for loan losses also covers the Safeguard Program receivables and if so, revise to disclose.

Results of Operations, page 88

Revenue

19. Your discussion emphasizes the importance of gross billings and the changes therein between the periods presented. The increase in gross billings in 2015 in comparison to 2014 was due to the significant increase in consumption loans made during the year. Thus, your discussion should also be revised to quantify and discuss the net revenues recognized on both lifestyle loans and consumption loans during the periods presented to give the reader a clear understanding of the impact on operating results of entering into the consumption loan business during 2015.

Investors, page 113

20.   We note your disclosure on page 113 that during 2015 you were accepted by Orchard Platform Advisors, LLC, an United States company, which will allow you to source institutional investors from their platform. We also note you plan to increase sources of lending capital to your marketplace both from within China and internationally including individuals as well as domestic and international institutions. Please tell us whether you had any borrowers or investors during 2015 that were located outside of China and whether you have considered the regulatory and accounting impact that international borrowers and investors on your platform may have.

Credit Scoring, page 116

21.   We note your tabular disclosure of default rates and the comparable FICO score for each application score category on page 117. We also note your disclosure on page 77 that your loan volumes and financial performance will continue to be dependent on your ability to effectively evaluate potential borrowers' credit profiles and forecast default rates. Please address the following:

•   Explain how the actual overall default rates of 8.3%, 7.3% and 11.8% for the last three years along with the average Safeguard Program contribution rates of 11%, 12% and 15% represent an annualized default rate of 6 to 7%.

•   Tell us and revise to disclose how you determined the comparable FICO Score for each category when there is no credit score standard similar to FICO in China.

•   Revise to separately disclose in your filing either the annualized average default rate or overall default rate of your consumption loans.

Safeguard Program, page 120

22.   We note your response to comment 16 that the aging and delinquency information of Lifestyle loans is not directly related to the Company's direct or potential liability for the Safeguard Program. However, we note from your disclosure here that the trigger for interest or principal repayment to an investor under this Program is delinquency of a borrower's repayment obligation. Given the relationship between the Lifestyle loans past due status and the obligation to make payments to an investor under the Safeguard Program, please revise to include an analysis of the age of the Lifestyle loans that are past due at the end of each reporting period.

Description of Share Capital, page 149

23.   Please revise the disclosure of ordinary shares issued and outstanding to reflect the amount appearing in the Consolidated Balance Sheets at 12/31/15.

History of Securities Issuances, page 158

24.   Please revise the amount of vested incentive shares to be consistent with the amount appearing in Note 11. Ordinary Shares.

Notes to Consolidated Financial Statements

2. Summary of significant accounting policies, page F-7

(i). Fair Value Measurement, page F-9

25.   We note the disclosure that the carrying amount of borrowings and Safeguard Program receivable and payable approximate their fair values as the interest rates applied reflect the current quoted market price yield for comparable borrowings. Since the borrowings and Safeguard Program receivable and payable are not measured on a recurring basis, may be outstanding longer than the reporting period and the fact that there is no cap on the period in which the investor may recoup funds under this program as it relates to the Safeguard Program payable, please explain how the carrying amount is reflective of the fair value, specifically, how the carrying amounts are always reflective of current interest rates for comparable assets and borrowings.

(j) Loans receivable, net, page F-10

26.   We note your disclosure on page F-11 that you sell certain loans to third-party purchasers and retain servicing rights. We also note your response to comment 8 and that you believe you are adequately compensated for performing servicing of the loans originated on your platform and therefore there is no servicing asset or liability. Please tell us where in your financial statements you record the servicing asset or liability for the loans you sell and retain the servicing rights. In addition, explain in greater detail how you determined that the benefits you receive to service the loans originated on your platform were just adequate to compensate you for your servicing responsibilities and that a purchaser would neither pay nor receive payment to obtain the right to service. As part of this response please describe the valuation model used and inputs in your determination that the fair value was $0 including how you considered ancillary sources of future cash flows like late repayment fees. Refer to ASC 860-50-30-1 to 7.

(n) Safeguard Program, page F-12

27.　　We note your response to comment 20 that the fair value takes into consideration any expected losses at the time of inception. We also note your response to comment 15 that when a borrower defaults the repayment is only the funds in the Safeguard Program, which may include guarantee fees you received on loans that you no longer have an obligation due to repayment, however, you still elect to contribute these fees to the Safeguard Program. Please address the following:

- Clarify whether the fair value of the liability is capped by the amount of cash expected to be received from the borrower and investor. For example, if the total expected losses at the time of inception exceeded the amount of cash contributed to the Safeguard Program would the fair value of the liability recorded still be the total expected losses at inception;

- Tell us the profit margin, i.e. the fixed percentage of the principal amount of the loans, that you include in the fair value; and

- Explain in greater detail how you determine the amount a third party would charge for the effort of maintaining a similar program.

(x) Segment Reporting, page F-16

28.　　We note your disclosure that the Group has only one reportable segment and you do not distinguish between markets or segments for the purpose of internal reporting. We also note the description of your business and each of your subsidiaries, which varies including your micro-credit subsidiary that actually funds loans and assists in the facilitation of consumption loans. The loan terms and economics for consumption loans versus lifestyle loans are also significantly different as discussed throughout the filing. Last, we note that during 2015 reason why general and administrative expenses increased was due to an increase in key management positions to support your business operations. Please address the following:

- Clarify whether you have more than one operating segment and if so, whether you aggregate them into one reportable segment;

- Describe the role of the CODM and each of the individuals who report to the CODM; and

- Describe the information regularly provided to the CODM and how frequently it is prepared.

Exhibits

Exhibit 99.5 – Opinion of Haiwen & Partners regarding certain PRC tax matters

29.   Please revise assumption (g) on page three of the opinion to exclude the registrant or explain to us why it is appropriate to assume that the registrant had the power and authority to enter into the reviewed documents.

30.   We note that the lead-in clause to the numbered opinions on page three contains a qualification by reference to disclosures contained in the registration statement. Please file a revised opinion that omits this qualifying statement cross-referencing disclosure that may be found in the registration statement. Any exceptions or qualifications to the opinion should be fully and clearly disclosed in the text of the opinion.

You may contact Marc Thomas at (202) 551-3452 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Kerry Shen
Alan Seem, Esq.